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                                                                    Exhibit 99.1

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 Azrieli Center
                                 Tel Aviv 67023
                                     ISRAEL

             SUMMARY DESCRIPTION OF ELRON ELECTRONIC INDUSTRIES LTD.
              EMPLOYEE SHARE OPTION PLAN FOR EMPLOYEES OF ELBIT LTD


         Nature and Purpose of the Plan. Elbit Ltd. ("Elbit") established an Employee Share Option Plan (the "Plan") for certain eligible employees (each, an "Employee"), as an incentive for Employees to remain in the employ of Elbit and to encourage share ownership by Employees through the grant of options to purchase ordinary shares of Elbit. On May 15, 2002 Elbit became a wholly-owned subsidiary of Elron Electronic Industries Ltd. (the "Company"). In connection with this transaction, Elbit shares were exchanged for shares of the Company and outstanding options to purchase ordinary shares of Elbit were assumed by the Company and deemed to be options to purchase ordinary shares, NIS 0.003 nominal value, of the Company (the "Shares"). Each assumed option entitles the Employee to acquire, on substantially the same terms and conditions applicable under the original Elbit option plan and agreements, the number of Shares equal to the number of Elbit ordinary shares subject to the option, multiplied by the exchange ratio of 0.45. Any fractional interests of the Shares resulting from the assumption of options for each Employee will be aggregated and rounded up to the nearest whole number. With these exceptions, the existing terms of the Elbit option plan and related agreements remain in full force and effect.

         Plan Administration. The options allocated under the Plan are issued to Professor Joseph Gross, who functions with respect to the Plan as trustee (the "Trustee"), in accordance with the provisions (as in effect prior to 2003) of
Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 ("Section 102" and the "Israeli Income Tax Ordinance" respectively) and the regulations (then in effect) promulgated thereunder ("Israeli Tax Law"). The options are not issuable directly to the Employees. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., of which Professor Joseph Gross is a senior partner, is the Company's counsel in Israel.

         As long as the Shares are registered in the Trustee's name, the Trustee is entitled to exercise the voting rights of the Shares, according to instructions received from the Employee. Any dividends payable to the Employee while the Trustee holds the Shares will be paid directly to the Employee. Upon allocation of bonus shares, adjustments shall be made to the number of Shares issuable upon exercise of the options. Upon the grant to shareholders of the right to purchase securities of the Company, as described below, the Company shall offer, or cause the offering of, the same right to those Employees who have not yet exercised their options as if their options had been exercised prior to the date on which such right was set.

         A holder wishing to exercise options during the exercise period must send a written notification to the Company on a form provided by the Company which states the number of options he or she wishes to exercise and must pay the total exercise price for such options. Immediately upon exercise of any options, the Company will issue the Shares to the Trustee unless otherwise instructed by the Trustee. In addition, the Company will


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notify the Tel Aviv Stock Exchange about the issuance of the Shares.
Participants in the Plan may obtain additional information about the Plan and its administrators by writing to Elron Electronic Industries Ltd., 3 Azrieli Center, Tel Aviv 67023, Israel, telephone: 972-3-607-5555, Attention: General Counsel.

         Persons Who May Participate in the Plan. The eligible Employees and the number of the options granted to each Employee was decided by the Board of Directors of Elbit and in certain cases, also by the audit committee and shareholders of the Company as required under Israeli law based on the Employee's potential contribution to Elbit, seniority, management or professional responsibility and professional performance or other significant personal contribution made by the Employee to Elbit.

         As of May 15, 2002, options to acquire 240,525 Shares remained outstanding.

         Purchase of Shares Pursuant to the Plan and Payment for Shares Offered. The Plan provides that each option becomes exercisable as to 50% of the Shares on the second anniversary of the date of grant (the "Grant Date"), 25% of the Shares on the third anniversary of the Grant Date, and the remaining 25% on the fourth anniversary of the Grant Date.

         An option may be exercised by payment to the Company of the option's exercise price (the "Exercise Price") as set forth in the terms of the grant deed. The participant may exercise all or part of the exercisable options. The right to exercise the options exists for a period of six years from the Grant Date.

         The number of Shares issuable upon exercise of an option is subject to adjustment under certain circumstances that affect the capitalization of the Company, such as distribution of bonus shares, rights offering and other similar events.

         Resale of Shares. Participants who purchase Shares under the Plan may from time to time sell or otherwise dispose of all or part of such Shares without restriction, other than those imposed by applicable law.

         Income Tax Effect of Plan Participation. Each participant in the Plan should consult his or her own tax advisor regarding the purchase of Shares under the Plan and sale of such Shares.

         The Plan is intended to qualify as an employee share option plan within the framework of Section 102. The Trustee may not sell or otherwise transfer the Shares before the end of the first two years after the allocation of the options in the name of the Trustee, unless approved otherwise by the Israeli Tax Authorities. Subsequently, such a sale or transfer would require the Employee to pay income tax according to Section 102 and the pertinent regulations promulgated thereunder. Moreover, in the event an Employee's employment is terminated, except if such termination is the result of the departure of the Employee, before the second anniversary of the date of allocation of the options in the name of the Trustee, the Employee would no longer be entitled to the exemption of tax payment pursuant to Section 102(b) of the Israeli Income Tax Ordinance, and would have to pay the full tax amount, as if he or she had never received such an exemption and an additional tax, if the value of the options or, upon their exercise, the value of underling Shares, is higher on the date of termination and/or at the above-


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mentioned the second anniversary, than on the date of issuance of the options, unless such termination of employment was not under the control of the Employee in a manner accepted by the Tax Commissioner.

         Withholding Tax. The Israeli Tax Law provides that the Trustee shall withhold an income tax equal to 30% of the consideration received from the sale of Shares on the market or their value if otherwise transferred, unless presented with an approval of the Tax Authorities establishing a different rate of tax to be withheld, and/or a different manner to effect the withholding. In such case, the Employee will pay an additional tax (or will be entitled to a refund, in case of an excessive withholding) equal to the difference between:
(i) the amount of the tax owed by the Employee according to the marginal tax rate applicable to his or her gains resulting from the sale or transfer of the Shares; and (ii) the amount of tax withheld as set forth above.

         Nevertheless, Elbit received an approval from the Israeli Tax Authorities, according to which it may report and deduct, instead of the trustee, the amount of tax owed by the Employee according to the marginal tax rate applicable to his or her gains resulting from the sale or transfer of the Shares.

         Termination of Employment. The Plan provides that the continuity of vesting of the Employee's rights under the Plan will stop when he or she ceases to be an Employee of the Company for any reason. Upon termination, the Employee will be entitled to exercise only that portion of options that are exercisable at the date of termination. The terms of some of the grants provides that, the options may be exercised within 90 days from the date of termination. This period was subsequently extended to 180 days by the Board of Directors of Elbit on October 23, 2001 for any Employee who did not serve as a director of Elbit.

         With respect to certain of the grants, vested options may be exercised notwithstanding termination of the Employee's employment, until the expiry of 6 years from their Grant Date.

           Notwithstanding the terms of the Plan, Elbit (with the approval of the Company) is entitled to allow an Employee to exercise the options on a later date.

         No transferability. Options granted to an Employee pursuant to the Plan will not be registered for trading on any stock exchange. The Employee's rights under the Plan to receive options and/or the options themselves may not be transferred or assigned to any other person except upon events of death or legal incapacity of the Employee.



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